HOTGATE TECHNOLOGY, INC.

RM 1602, AITKEN VANSON CENTRE
61 HOI YUEN ROAD
KWON TONG, KOWLOON K3 0000000
(852) 22700660

May 21, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian and Morgan Youngwood

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hotgate Technology, Inc.

Form 8-K/A filed September 24, 2008

Form 10-Q for the quarterly period ended November 30, 2008

Filed on January 16, 2009

File No. 333-129388

Dear. Messrs. Krikorian and Youngwood:

This letter is in response to your correspondence dated March 24, 2009 requesting certain revisions to the Form 8-K/A filed by Hotgate Technology, Inc. (the “Company”) on September 24, 2008 and the Form 10-Q for the quarterly period ended November, 2008 filed on January 16, 2009.  We have responded to all of your requested changes to the Form 8-K/A and Form 10-Q referenced above as indicated below.

Form 10-Q for the quarterly period ended November 30, 2008

Condensed Statement of Cash Flows, page 5

1.

We have noted your comment and will remove the line item “operating (loss) profit before changes in working capital.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 16

2.

Depreciation expense in the amount of $7,673.00 was included in the costs of revenues for 2008.  The Company has changed costs of revenues to read costs of revenue (inclusive of depreciation)

Form 8-K/A filed on January 16, 2009

Section 9-Financial Statements and Exhibits

Consolidated Statements of Cash Flows, page 23

3.

The amounts due to a minority shareholder resulted from amounts due to this related party from the normal course of business operations.  The amounts due to a minority shareholder would otherwise be classified as trade accounts payable but the Company as disclosed this liability separately due to the related party nature of the liability.

Note 4-Summary of Significant Accounting Policies

(f) Intangible Assets, page 27

4.

Management has determined that the computer voice systems will provide an economic benefit to the Company over a ten year period, without any significant enhancements to the system.  Management has also determined that the systems will not be obsolete during that time period.  Management has also determined that the computer hardware and software will have an economic benefit of five to ten years based upon the type of asset.  Management does not expect to replace the hardware and/or software within the five to ten year period.

Based on market research by the Company, we have determined that the underlying technology for the voice mail system software that we have purchased and capitalized as an intangible asset, will not be obsolete, or require significant alteration for 10 years. Also, the related hardware that is sold with the software should not require significant alteration for 10 years. The estimated useful life of the client lists and relationships are clearly and closely related to the system software, and therefore has an estimated useful life of 10 years, as well.

(j) Revenue Recognition, page 28

5.

During the years ended May 31, 2008 and 2007, the Company did not generate any revenues or expenses from the Wi-Fi Hotspot Solution.  The Company recognizes revenues from the sale and installation of its voice systems to its customers.  The Company sells its voice systems as one accounting unit, although there is a hardware and a software component to each of the sales and installations.  The Company records the revenues when the systems are installed at the customer’s location.  The Company does not sell “bundled software” or “bundled systems.”  The Company also provides maintenance services for the systems that are installed by the Company.  The Company records revenues from the maintenance services when the service is rendered to the customers.  The disclosures in the 8K have been amended to more accurately describe the business activities of the Company.  The Company has also added additional disclosures to its revenue recognition policies in the footnotes to the financial statements.

The hardware and software that is sold as one accounting unit is appropriate as the software that is sold is only useful with the related hardware. Also, the sale of the voice mail system packages is exclusive of the maintenance services Hotgate provides to its customers. The sale of the voice mail system package is not contingent upon the customer purchasing a maintenance contract. Therefore, these are separate units of accounting and have been recorded as such in the financial statements.

6.

Management has determined that the sales to and the purchases from Redtone should be reported on a net basis following the guidance in EITF 99-19.  Redtone was a reseller of long distance calling services.  Redtone was the primary obligor of the arrangement and assumed the credit risk in the transaction. The Company is restating its financial statements to report the net revenues/expenses involving Redtone as Other Income/Expense in the financial statements.  The Company has terminated its relationship with Redtone and has not continued its business relationship with Redtone subsequent to the May 31, 2008 balance sheet date. We have recategorized the net sales to Redtone in the operations section of the statement of operations.

Note 12-Related Party Transactions, page 32

7.

The sales to and purchases from Redtone during the fiscal years ended May 31, 2008 and 2007 were for the reselling of long distance calling services.  The activities from these transactions should be reported on a net basis following the guidelines of EITF 99-19.  There were no management fees paid to Redtone during the years ended May 31, 2008 and 2007.  The payments originally reported as management fees were for consulting expenses paid to an unrelated third party.  The Company has amended its footnote disclosures to accurately report these activities. We have adjusted the related party footnote to clearly identify the consultancy fees paid to Redtone as “reimbursements for payments made to unrelated third parties.”

Note 14-Contingencies and Commitments, page 33

8.

The holding company in its initial registration with the PRC, had agreed to have $1,000,000 of capital contributed to the Company within the first two years of operation.  This is not a liability of the Company.  It is a requirement of the PRC that the Company be capitalized with $1,000,000 with the first two years of operations of the Company. The $1 million capital commitment does not meet the definition of a liability under Concept 6. There is no transfer of assets required to outside parties and should the Company not meet the capital requirement, they would simply reorganize under a lower capital requirement with the PRC.

As requested in your letter, we are providing you with redlined, compared copies of this Amended 8-K/A that show the many changes made to this document.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

/s/ Wee Tak Pang

Wee Tak Pang, CEO